ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Company” or “Itaú Unibanco”) informs the market that together with Marfrig, Rabobank, Santander, Suzano and Vale announces the creation of a new company focused entirely on the restoration, conservation and preservation of forests in Brazil (“Initiative” or “Biomas” or “Alliance”).

Biomas’ mission is to restore and protect, over the next 20 years, four million hectares of native forest in some of Brazil´s most valuable ecosystems, including the Amazon, Atlantic Forest and Cerrado biomes. The Initiative consists of restoring two million hectares of degraded land by planting approximately two billion native trees, as well as the conservation and preservation of two million hectares.

Each partner will initially commit R$ 20 million to support the early years of Biomas activities. The Initiative will also promote a financially sustainable business model, enabling each project based on the commercialization of carbon credits.

The Alliance launched at COP27 will prevent - considering removals and avoided emissions -, approximately 900 million tons of carbon from being released into the atmosphere, in the next 20 years. In addition, it is estimated that the Inititiative will contribute to the protection of more than 4,000 species of animals and plants.

The investment in Biomas reinforces Itaú Unibanco’s commitment to the ESG agenda. The Company has as a goal to reduce its carbon emissions, including from its portfolios, to zero by 2050, and has also been working on many fronts with the Amazon Plan. This new Initiative strengthens the Company’s journey to create solutions that will enable the achievement of the objectives assumed in the Paris Agreement related to climate change.

The establishment of this Initiative is subject to the approval of the appropriate regulatory bodies.

São Paulo (SP), November 14, 2022.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence